Exhibit (a)(5)

NEWS/INFORMATION

RARE Hospitality International, Inc

8215 Roswell Road

Atlanta, GA 30350

RARE Contacts:

(Analysts) W. Douglas Benn (770) 399-9595

FOR RELEASE

September 12, 2007

12:56 PM ET

RARE HOSPITALITY INTERNATIONAL, INC. ANNOUNCES AMENDMENT OF

CONSENT SOLICITATION FOR ITS 2.5% CONVERTIBLE NOTES DUE 2026 AND

EXTENSION OF EXPIRATION DATE TO SEPTEMBER 19, 2007

ATLANTA, GA, Sept. 12 – RARE Hospitality International, Inc. (Nasdaq: RARE) previously announced on August 31, 2007, that, in connection with a cash tender offer by a subsidiary of Darden Restaurants, Inc. (“Darden”) for all of RARE’s outstanding common stock, RARE had commenced a consent solicitation with respect to its 2.50% Convertible Senior Notes due 2026 (the “Notes”). The purpose of the consent solicitation is to permit RARE to terminate the related registration rights agreement for any reason without the further consent of the parties thereto and to amend certain provisions of the related indenture regarding the periodic disclosure of information about RARE (the “Proposed Amendments”). The receipt of consents under the consent solicitation is not a condition to the tender offer for RARE common stock. The expiration date for the consent solicitation was scheduled to be 5:00 p.m., New York City time, on September 12, 2007.

RARE announced today that it is amending the terms of the consent solicitation and extending the expiration date. The amendment includes the following changes to the terms and conditions of the original consent solicitation, dated August 31, 2007:

•	RARE will only pay the consent fee to those Note holders who consent on or prior to September 19, 2007, and who surrender their Notes for conversion following the expiration of the tender offer;

•

Upon conversion of the Notes, RARE will deliver to each Note holder, in addition to the conversion value with respect to each $1,000 aggregate principal amount of the Notes, accrued and unpaid interest to, but excluding, the date of conversion of the Notes; and

•

Consents will only be deemed effective upon the occurrence of a “fundamental change,” which includes the acceptance by Darden of RARE common stock in the tender offer which constitutes more than 50% of RARE’s outstanding common stock.

In addition, the consent solicitation will now expire at 5:00 p.m., New York City time, on September 19, 2007, unless extended by RARE. Only holders of record as of 5:00 p.m., New York City time, on August 24, 2007 are eligible to deliver consents to the Proposed Amendments in the consent solicitation.

All other terms and conditions remain unchanged as set forth in the August 31, 2007, consent solicitation. Until the Expiration Date, Holders may revoke any consent, including consents delivered prior to the date of the amendment, in accordance with the process described in the consent solicitation. Holders of Notes that have previously submitted their consents and do not validly withdraw them prior to the Expiration Date will be subject to the terms of the consent solicitation as provided in the amended consent solicitation statement.

Copies of the consent solicitation and other related materials are available free of charge from Georgeson Inc., the Information Agent for the consent solicitation, toll-free at (888) 605-8348 (banks and brokers at (212) 440-9800), or Lehman Brothers Inc., the Solicitation Agent for the consent solicitation, at (212) 526-7759.

This announcement is not an offer to purchase, or a solicitation of an offer to purchase, or a solicitation of consents with respect to, any Notes. The consent solicitation was made solely pursuant to the Consent Solicitation and related Consent Form.

RARE Hospitality International, Inc., headquartered in Atlanta, GA, currently owns, operates and franchises 320 restaurants, including 289 LongHorn Steakhouse restaurants and 29 The Capital Grille restaurants.